BARCLAYS

Filed pursuant to Rule 433

Registration Statement No. 333-126811

May 25, 2006

Barclays Reverse Convertible SecuritiesSM

All Asset Classes Under One Roof SM

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated September 21, 2005, the prospectus supplement dated September 22, 2005, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and a term sheet if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor-Attn: US Syndicate Operations, Whippany, NJ 07981 or us.syndicate.ops@barcap.com

Table of Contents

2 What is a Reverse Convertible and how does it work?

3 How do the notes perform a maturity?

4 Example of redemption at maturity.

6 Is this the right investment for you?

7 What are some of the risks of the notes?

8 Contacts.

What is a Reverse Convertible and how does it work?

A Reverse Convertible is a note linked to another security (such as an equity security). The notes are issued by Barclays Bank PLC and may be linked to common stocks or ADRs that are traded on the New York Stock Exchange, NASDAQ National Market, American Stock Exchange, Boston Stock Exchange or Philadelphia Stock Exchange.

The notes pay a coupon that may be higher than the coupon you would receive on fixed income securities with comparable credit ratings and maturities. A higher yield is possible because the investor sells a put option to Barclays on the underlying stock thus embedded in the return of the note is the premium of the option.

The put option gives the issuer the right to deliver the linked shares to the investor at maturity rather than make a cash payment. Therefore, in exchange for a higher coupon, the investor must be prepared to accept the risk of losing some or all of the principal amount of the notes payable at maturity because Barclays (at their option) can physically deliver the linked shares, which will have a market value that is less than the full principal amount of your notes.

2 Barclays Reverse Convertible SecuritiesSM

How do the notes perform at maturity?

The notes are not principal protected and you may lose some or all of your principal.

Increase in Linked Share

Decrease in Linked Share

Barrier Price is Never Hit

Barrier Price is Hit

100% of your Principal + Annual Coupon

100% of your Principal + Annual Coupon

Physical Delivery of Shares + Annual Coupon

High Yield

High Yield + Downside Protection

Higher Returns than holding the Reference Share

Barclays Reverse Convertible SecuritiesSM 3

Example of redemption at maturity.

*Assumptions:**
Reverse Convertible linked to X share of common stock traded on the NYSE with 20% downside protection and an issuer's 10% annual coupon (paid monthly).

Initial Share Price of the Linked Shares	**$20**
Protection Price	**$16 = ($20 * 80.00%)**
Principal Amount of Notes	**$1,000**
Exchange Ratio (i.e., the physical delivery amount)	**$50 = ($1,000 / $20)**
Coupon Rate	**10.00% per annum, paid monthly in arrears**
Monthly Coupon Payment	**$8.33 = ($1,000 X 10.00%)/12**
Dividend Yield on the Linked Shares	**0.00% per annum**
Dividend	**$0 = ($1,000 X 0.00%)**

Example 1: The linked shares close on the final valuation date above the initial share price.

In this example the linked shares close on the final valuation date at **$28**, above the initial share price. This will result in 100% of the principal amount of the notes being returned in cash regardless of whether the linked shares have closed below the protection price prior to the final valuation date.

Return Calculation :

100% of your principal amount =	$1,000
Twelve coupon payments =	$100
TOTAL	$1,100

10.00% Return on Investment

** These assumptions are hypothetical and do not refer to any particular linked shares*

4 Barclays Reverse Convertible Securities℠

Example 2: The linked shares close on the final valuation date below the initial share price but never fall below the protection level.

In this example, the linked shares close on the final valuation date at $18, below the initial share price, but never equals or falls below the protection level on or prior to the final valuation date. This will result in 100% of the principal amount of the notes being returned in cash regardless of the performance of the linked shares between the initial valuation date and the final valuation date, inclusive.

Return Calculation:

100% of your principal amount =

Twelve coupon payments =

TOTAL

$1,000

$100

$1,100

10.00% Return on Investment

Example 3: The linked shares fall below the protection price and close on the final valuation date below the initial price.

In this example, the linked shares close below the protection price on one or more days between the initial valuation date and the final valuation date, inclusive, and close at $13, below the initial share price. We, at our option, will either physically deliver an amount of the linked shares or pay you a cash amount. In either case, the amount of principal you receive at maturity will be reduced by the percentage decrease in the linked shares.

Return Calculation:

Market value of the 50 linked shares physically delivered = $650

Twelve coupon payments = $100

TOTAL $750

-25.00% Return on Investment

Barclays Reverse Convertible SecuritiesSM 5

Is this the right investment for you?

The notes may be the right investment for you if:

You are seeking relatively high current income and you are willing to accept the risks of owning the linked shares in particular.

You believe that either:

The final share price of the linked shares will be equal to or greater than the initial share price of the linked shares, or

The closing price of the linked shares on any day between initial valuation date and final valuation date, will never equal or fall below the protection price.

You are prepared to hold the notes until maturity.

The notes may not be a right investment for you if:

You are not willing to accept the risks of owning equities in general and the linked shares in particular.

You prefer the lower risk and therefore accept the potentially lower returns of fixed income securities with comparable maturities and credit ratings that bear interest at a prevailing market rate.

You seek an investment for which there will be an active secondary market.

You are not prepared to hold the notes until maturity.

6 Barclays Reverse Convertible SecuritiesSM

What are some of the risks of the notes?

You should carefully consider, among many things, the section “Risk Factors” in the applicable pricing supplement.

Market Risk:

The notes are exposed to the same downside price risk as the linked shares. If (a) the final share price of the linked shares is lower than the initial share price of the linked shares and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the linked shares on any day is equal to or below the protection price, you could lose some or all of your principal. If you sell your notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result you may suffer substantial losses. Also, the notes do not have the same price appreciation potential as the linked shares because, at maturity, even if the value of the linked shares has appreciated, the value of your notes will not exceed their principal amount.

Liquidity:

There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the notes to maturity.

Price Volatility:

If the linked shares trade or close near or below the protection price, we expect the market value of the Notes to decline to reflect a number of factors, including our right to potentially deliver at maturity a fixed number of linked shares to you with a market value less than 100% of the principal amount of your notes.

Barclays Reverse Convertible SecuritiesSM 7

Contacts

Philippe EI-Asmar

Head of US Investor Solutions

philippe.el-asmar@barcap.com

Gage Olcott

gage.olcott@barcap.com

Gregory King

gregory.king@barcap.com

Sean Gordon

sean.gordon@barcap.com

Victoria Bligh

vicki.bligh@barcap.com

Romain LeBon

romain.lebon@barcap.com

Catalina Borrero

catalina.borrero@barcap.com

Todd Dilatush

todd.dilatush@barcap.com

Alejandra Fabrega

alejandra.fabrega@barcap.com

General Contact

+1 212 412 1101

+1 212 412 3520

8 Barclays Reverse Convertible SecuritiesSM